Via Facsimile and U.S. Mail
Mail Stop 6010

June 20, 2007

Mr. Joseph M. Zubretsky
Executive Vice President and Chief Financial Officer
Aetna, Inc.
151 Farmington Avenue
Hartford, CT 06156

      Re: Aetna, Inc.
              Form 10-K for the Fiscal Year Ended December 31, 2006
              Filed February 27, 2007
              File No. 001-16095

Dear Mr. Zubretsky:

      We have completed our review of your Form 10-K and have no further comments at this time.

           Sincerely,

           Jim B. Rosenberg
         Senior Assistant Chief Accountant